Exhibit 99.1

Guardforce AI Announces Two New Appointments to its Board of Directors

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Guardforce AI Co. Ltd.

Feb 01, 2021, 08:00 ET

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NEW YORK, Feb. 1, 2021 /PRNewswire/ -- Guardforce AI Co., Ltd (OTC Pink: GRDAF) (“Guardforce AI”), an integrated security solutions provider in Asia, announced today the appointment of two independent board members, John Fletcher and David Ian Viccars, to its Board of Directors, effective February 1, 2021. The two board members will also be serving on the Company’s newly established audit committee, with Mr. Fletcher being appointed as the Chair of the committee.

Mr. Fletcher brings a wealth of investment banking and finance experience to the Company. He is currently the Chief Operating Officer at Pluris Capital Group, Inc., a registered broker/dealer and the Chief Financial Officer at Rebus Capital Group, LLC, a financial consulting firm. With extensive experience in equity and debt financing, as well as M&A and advisory work, Mr. Fletcher has successfully completed more than 100 transactions, raising billions of dollars for numerous companies.

Mr. Fletcher has previously served as the Managing Director at Maxim Capital Group, LLC, where he was responsible for transactions associated with the global energy sector. Before that, he was a Managing Director, and co-head of Investment Banking, at Brean Capital, LLC, where he was responsible for all aspects of the company’s investment banking operations.

Mr. Viccars joins the board of Guardforce AI with over 20 years of senior-level experience in the security industry within the APAC region. His most recent appointment was as the lead Asia Region Security Consultant at Vinarco International, working with leading telecoms providers, oil and gas, and logistics companies such as DHL. Prior to that, he was a Director at Securitas Asia where he led the regional business expansion team in providing tailored services for global contracts. At Securitas Asia, he also led the acquisitions team working on major M&A deals throughout Asia.

Mr. Viccars’ previous experience includes the launch of Securitas Thailand, where he was a General Manager and Managing Director. Before that, Mr. Viccars was a General Manager and Managing Director at Chubb Thailand and Chubb Philippines, as well as Director of Manpower Services at Chubb Singapore. Before moving into commercial security, Mr. Viccars had a successful career in the British Army with the Royal Tank Regiment completing his service in Hong Kong where his primary role was liaising with the Government.

Terence Yap, Chairman at Guardforce AI, commented: “We are pleased to welcome both John and David as independent members of our Board. Their extensive knowledge and expertise of the finance and security industries, as well as regional insights and skills in operations and leadership will be vital to our business as we continue to grow and provide innovative solutions to our clients. John’s track-record in investment banking and David’s strong experience with security systems will be of significant importance. I look forward to working with both of them as their continued enthusiasm will help us to further develop and customize our solutions for clients across the region.”

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforcecash.co.th.

Forward Looking Statements

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SOURCE Guardforce AI Co. Ltd.